BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or "Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to the article 12, of CVM Instruction 358, of January 3, 2002, announces to its shareholders and to the market in general that it has received a communication (“Communication”) from Tarpon Gestora de Recursos S.A., a company with registered headquarters at R. Iguatemi, N°. 151, 23° Floor, City and State of São Paulo, registered with CNPJ/MF under N°. 14.841.301/0001-52 (“Tarpon”), informing that the participation in the Company held by investment funds and portfolios under discretionary management of Tarpon (“Investment Funds”) reached, in the aggregate, 69,485,935 common shares, which corresponds to approximately 8.55% of the totality of common shares issued by the Company.

Tarpon also stated that such change in the shareholding participation arises from the closing of a certain investment fund which had the specific purpose of investing in shares issued by BRF. The shares held by such investment fund were distributed to their respective quota holders.

Lastly, Tarpon stated that (i) the Investment Funds took part in the election of a member of the Company's Board of Directors, (ii) the Investment Funds do not hold any subscription bonus or any other right to subscribe or purchase shares of BRF and (iii) there is no agreement regulating the exercise of voting rights or the purchase and sale of shares of which the Funds are a party.

The Company enhances that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The Communication is filed at the Company’s headquarters and a copy of its content follows attached.

São Paulo, May 05, 2017.

Pedro de Andrade Faria

Global Chief Executive, Financial and Investor Relations Officer

Exhibit I – Copy of the Communication

São Paulo, 4 de maio de 2017

To BRF S.A.

Av. Jorge Tzachel, 475

88301-600 Itajaí-SC

To:     Investor Relations Officer

         Mr. Pedro de Andrade Faria

Tarpon Gestora de Recursos S.A. (“Tarpon”), in compliance with Instrução CVM N°. 358, article 12, informs that the number of the common shares issued by BRF S.A. (“Company”) held by investment funds and portfolios under discretionary management of Tarpon (“Investment Funds”) reached 69,485,935, corresponding to 8.55% of the totality of common shares issued by the Company. The participation´s reduction to a percentage less than 10% of the totality of shares issued by the Company arises from the closing of a certain investment fund which had the specific purpose of investing in shares issued by BRF. The shares held by such investment fund were distributed to their respective quota holders.

The Investment Funds took part in the election of a member of the Company's Board of Directors. The Investment Funds do not hold any subscription bonus or any other right to subscribe or purchase shares of BRF and there is no agreement regulating the exercise of voting rights or the purchase and sale of shares of which the Funds are a party.

Regards,

Tarpon Gestora de Recursos S.A.